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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          SCHEDULE 13D AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              ANTARES PHARMA, INC.
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                                (Name of Issuer)


                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)


                                    036642106
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                                 (CUSIP Number)


                              Lawrence M. Christian
                              Antares Pharma, Inc.
                             707 Eagleview Boulevard
                                    Suite 414
                                 Exton, PA 19341
                                 (610) 458-6200
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           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 10, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 036642106
-------------------                                          -------------------

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1           NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF
            ABOVE PERSONS (Entities Only)

            Permatec Holding AG

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                                                          (a) [ ]
                                                          (b) [X]

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3           SEC USE ONLY

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4           SOURCE OF FUNDS (See Instructions)

            00

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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2 (e)
                                                              [ ]

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland

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                                7        SOLE VOTING POWER

                                         2,900,000 shares

                                ------------------------------------------------
             NUMBER OF
               SHARES           8        SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY                   0 shares
                EACH
              REPORTING         ------------------------------------------------
               PERSON
                WITH            9        SOLE DISPOSITIVE POWER

                                         2,900,000 shares

                                ------------------------------------------------

                                10       SHARED DISPOSITIVE POWER

                                         0 shares

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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,900,000 shares

--------------------------------------------------------------------------------

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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                              [ ]

--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.49%

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON
                                                              CO

--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 036642106
-------------------                                          -------------------

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1           NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF
            ABOVE PERSONS (Entities Only)

            Dr. Jacques Gonella

--------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)
                                                              (a) [ ]
                                                              (b) [X]

--------------------------------------------------------------------------------

3           SEC USE ONLY

--------------------------------------------------------------------------------

4           SOURCE OF FUNDS (See Instructions)

            00, PF

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)
                                                              [ ]

--------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland

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                                7        SOLE VOTING POWER

                                         3,344,886 shares

                                ------------------------------------------------
              NUMBER OF
               SHARES           8        SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY                   2,900,000 shares
                EACH
              REPORTING         -----------------------------------------------
               PERSON
                WITH            9        SOLE DISPOSITIVE POWER

                                         3,344,886 shares

                                -----------------------------------------------

                                10       SHARED DISPOSITIVE POWER

                                         2,900,000 shares

--------------------------------------------------------------------------------

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,244,886 shares

--------------------------------------------------------------------------------

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12          CHECK BOX IF THE AGGREGTE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)
                                                              [ ]

--------------------------------------------------------------------------------

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            61.36%

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON (See Instructions)
                                                              IN

--------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER

The class of security to which this statement relates is the Common Stock, par value $.01 per share, of Antares Pharma, Inc. (formerly known as Medi-Ject Corporation). The name and address of the principle executive offices of the issuer of such securities are Antares Pharma, Inc., 707 Eagleview Boulevard, Suite 414, Exton, Pennsylvania 19341.

ITEM 2.  IDENTITY AND BACKGROUND

         a) and b)  The names and business addresses of the persons filing this statement are as follows:

                    Permatec Holding AG
                    c/o JG Consulting AG
                    Hauptstrasse 16
                    4132 Muttenz, Switzerland

                    Dr. Jacques Gonella
                    c/o JG Consulting AG
                    Hauptstrasse 16
                    4132 Muttenz, Switzerland

         c) Permatec Holding AG is a corporation organized under the laws of Switzerland. Dr. Jacques Gonella is Chairman of Permatec Holding AG.

         d) The response to this item is negative for all persons listed above.

         e) The response to this item is negative for all persons listed above.

         f) Permatec Holding AG is a Swiss corporation. Dr. Jacques Gonella is a citizen of Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 10, 2002, Antares Pharma, Inc. (the "Company") accepted a Subscription Agreement and Letter of Investment Intent (the "Agreement") from Dr. Jacques Gonella, the Company's principal shareholder and Chairman of the Board, for the purchase of 509,137 shares of common stock of the Company. Pursuant to the Agreement, the common stock was sold for a purchase price of $4.00 per share, which represents the closing price of the Company's common stock as reported on the Nasdaq SmallCap Market on June 10, 2002, the date of the Agreement. As payment for the common stock, Dr. Gonella converted a Term Note issued to him from the Company, dated February 20, 2002. The Term Note was for a principal amount of $2,000,000, and had accumulated $36,450 in interest as of the date of conversion. The common stock issued to Dr. Gonella pursuant to the Agreement are restricted shares of common stock and do not carry with them any registration rights.

The Company also issued Dr. Gonella 85,749 shares of common stock of the Company on October 10, 2001, for which an amendment to this Schedule 13D has not previously been filed. The stock was issued in connection with the Company's purchase of certain patents from Endoscoptic s.a.r.l. Along with a cash payment to Endoscoptic, the Company also assumed two notes of Endoscoptic, one of which was payable to Dr. Gonella. As of October 10, 2001, the date of the transaction, the principal and accrued interest on the note totaled $235,811. The Company paid the note in common stock at a per share price of $2.75, the market price of the Company's common stock as of October 10, 2001. Accordingly, on October 10, 2001, the Company issued 85,749 shares of common stock to Dr. Gonella. The common stock issued in payment of the note are restricted shares of common stock and do not carry with them any registration rights.

ITEM 4.  PURPOSE OF TRANSACTION

Please see explanation set forth above with respect to Item 3 for purposes of the acquisition of securities of the issuer. The answers to Item 4 are as follows:

         a)   Inapplicable
         b)   Inapplicable
         c)   Inapplicable
         d)   Inapplicable
         e)   Inapplicable


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         f)   Inapplicable
         g)   Inapplicable
         h)   Inapplicable
         i)   Inapplicable
         j)   Inapplicable


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a)
         Permatec Holding AG is the beneficial owner of 2,900,000 shares, or 28.49%, of $.01 par value common stock of the issuer. Dr. Jacques Gonella is the beneficial owner of 6,244,886 shares, or 61.36%, of $.01 par value common stock of the issuer.

         b)
         Permatec Holding AG has the sole power to vote and the sole dispositive power over 2,900,000 shares of $.01 par value common stock of the issuer. Dr. Jacques Gonella has the sole power to vote and the sole dispositive power over 3,344,886,shares of $.01 par value common stock of the issuer. Dr. Gonella is the Chairman of Permatec Holding AG, and owns 96.9% of its issued and outstanding stock. Thus, Dr. Gonella has shared power to vote and shared dispositive power over the 2,900,000 shares of $.01 par value common stock of the issuer held by Permatec.

         c)
         The only transactions in the common stock of the issuer that was effected by any of the reporting persons since the most recent filing of Schedule 13D are the transactions described in Item 3 above.

         d)
         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

         e)
         Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Filed as Exhibits A to this Form 13D is an agreement by the persons filing this Form 13D to make joint filing.


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               PERMATEC HOLDING AG

                                         By  /s/ Dr. Jacques Gonella
                                    --------------------------------------------
                                                 Dr. Jacques Gonella
                                                 Chairman

                                             /s/ Dr. Jacques Gonella
                                    --------------------------------------------
                                                 Dr. Jacques Gonella

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                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING

     Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Antares Pharma, Inc. is being filed on behalf of each of the undersigned.

                                               PERMATEC HOLDING AG

                                         By  /s/ Dr. Jacques Gonella
                                    --------------------------------------------
                                                 Dr. Jacques Gonella
                                                 Chairman

                                         By  /s/ Dr. Jacques Gonella
                                    --------------------------------------------
                                                 Dr. Jacques Gonella

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